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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                                (Amendment No.3)*



                               MARCAM CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                    56614010
                                 (CUSIP Number)


                 Donald D. Westfall, Associate General Counsel
                  International Business Machines Corporation
                       Old Orchard Road, Armonk, NY 10504
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                December 17, 1996
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D
CUSIP No. 56614010                                             Page 2 of 7 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     INTERNATIONAL BUSINESS MACHINES CORPORATION

     13-0871985
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

     NOT APPLICABLE


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            260,000 Shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             260,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        260,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          3 of 7

                               Amendment No. 3 to
                              Schedule 13D Filed By
                   International Business Machines Corporation
                          Regarding Marcam Corporation

Item 1. Security and Issuer

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Marcam Corporation (the Company"), a Massachusetts corporation with its principal executive offices at 95 Wells Avenue, Newton, MA 02159. The Report on Schedule 13D filed by International Business Machines Corporation ("IBM") dated February 26, 1993, (the "Original Report"), and Amendments No. 1 and No. 2 thereto filed by IBM dated July 24, 1996 and December 2, 1996, respectively, are hereby amended and supplemented as set forth below. The Original Report is hereinafter referred to as "Schedule 13D." All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Schedule 13D.

                                                                          4 of 7


                               Amendment No. 3 to
                             Schedule 13D Filed By
                   International Business Machines Corporation
                          Regarding Marcam Corporation


Item 2. Identity and Background

     International Business Machines Corporation ("IBM") is a New York corporation with its principal office and business at Old Orchard Road, Armonk, New York 10504. The operations of IBM are principally in the field of information processing systems, software, communications systems and other products and services.

     The attached Attachment 1 is a list of the directors and executive officers of IBM which contains the following information with respect to each such person:

     (a)  name;

     (b)  business address;

     (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

     (d)  citizenship.

     During the last five years, neither IBM nor, to the best of IBM's knowledge, any person named in Attachment 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

                                                                          5 of 7

                               Amendment No. 3 to
                              Schedule 13D Filed By
                   International Business Machines Corporation
                          Regarding Marcam Corporation

Item 3. Source and Amount of Funds or Other Consideration

     Not applicable. IBM is filing this Amendment No. 2 to reflect certain sales of shares in Marcam Corporation.

Item 4. Purpose of Transaction

     Not applicable. IBM is filing this Amendment No. 2 to reflect certain sales of shares in Marcam Corporation.

Item 5. Interest in Securities of the Company

     The only shares of the Company's Common Stock that IBM beneficially owns are 260,000 shares of Common Stock which shares represent approximately 2.3% of the outstanding Common Stock. IBM possesses the sole power to vote or direct the vote and to dispose of or direct the disposition of all shares of Common Stock beneficially owned by it (except as noted in the preceding paragraph).

                                                                          6 of 7

                               Amendment No. 3 to
                              Schedule 13D Filed By
                   International Business Machines Corporation
                          Regarding Marcam Corporation

     IBM, the Company, and others are party to a Stock Purchase Agreement dated as of September 29, 1995, ("Stock Purchase Agreement") which was previously filed as Attachment III to Amendment No. 1 to Schedule 13D filed by IBM dated July 24, 1996, and which, among other things, obliges the Company to register IBM's shares of all of its common stock in Marcam Corporation for sale by IBM. The Company registered IBM's shares for resale pursuant to a registration statement which first became effective on February 9, 1996, and IBM has completed the following open market sales of its Marcam shares pursuant to said registration statement, as amended, with in the past sixty (60) days:

 Date             Shares Sold             Price/Share
 ----             -----------             -----------
--------------------------------------------------------------------------------
10/29/96             10,000                  12.25
--------------------------------------------------------------------------------
10/31/96              5,000                  12.38
--------------------------------------------------------------------------------
11/22/96            750,000                  11.25
--------------------------------------------------------------------------------
12/17/96            400,000                  12.44
--------------------------------------------------------------------------------

                                                                          7 of 7


                               Amendment No. 3 to
                              Schedule 13D Filed By
                   International Business Machines Corporation
                          Regarding Marcam Corporation


Item 6. IBM, the Company, and others are party to the Stock Purchase Agreement which was previously filed as Attachment III to Amendment No. 1 to Schedule 13D filed by IBM dated July 24, 1996, and which, among other things, obliges the Company to register IBM's shares of all of its common stock in Marcam Corporation for sale by IBM.

Item 7. A copy of the Stock Purchase Agreement was previously filed as Attachment III to Amendment No. 1 to Schedule 13D filed by IBM dated July 24, 1996.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 18, 1996
                                                      INTERNATIONAL BUSINESS
                                                      MACHINES CORPORATION


                                                      By: /s/ Donald D. Westfall
                                                         -----------------------
                                                      Donald D. Westfall
                                                      Associate General Counsel

                                                                    ATTACHMENT I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                   INTERNATIONAL BUSINESS MACHINES CORPORATION

     1. Directors and Executive Officers of IBM. The name, business address, and present principal occupation or employment of each of the directors and executive officers of IBM are set forth below. All such directors and executive officers listed below are citizens of the United States except Juergen Dormann (Germany), Lodewijk C. van Wachem (Netherlands) and John M. Thompson (Canada). Unless otherwise indicated, the principal business address of each director or executive officer is International Business Machines Corporation, Old Orchard Road, Armonk NY 10504.

                                       Present Principal Occupation or
 Name, Age and Business Address                 Employment
 ------------------------------                 ----------

 Louis V. Gerstner, Jr. (54)           Chairman of the Board and Chief Executive
                                       Officer of IBM.

 Cathleen Black (52)                   Director of IBM since 1995. President,
 959 Eighth Avenue                     Hearst Magazines, a division of The
 New York, NY 10019                    Hearst Corporation.

 Harold Brown (68)                     Director of IBM from 1972 to 1977 and
 Center for Strategic and              since 1981. Counselor, Center for
 International Studies                 Strategic and International Studies.
 Suite 40,                             Washington, DC, and a general
 1800 K Street, NW                     partner in Warburg, Pincus & Company.
 Washington, DC 20006

 Juergen Dormann (56)                  Director of IBM since January 1996.
 Hoechst AG                            Chairman of the Management Board,
 Building F821                         Hoechst AG.
 Frankfurt G65926
 Germany

 Nannerl O. Keohane (55)               Director of IBM since 1986. President
 Office of the President               and professor of political science at
 Duke University                       Duke University.
 207 Allen Building
 Box 90001
 Durham, NC 27708-0001

 Charles F. Knight (60)               Director of IBM since 1993. Chairman,
 Emerson Electric Co.                 CEO and President, Emerson Electric Co.
 8000 West Florissant Avenue
 P.O. Box 4100
 St. Louis, MO 63136-8506

 Lucio A. Noto (58)                   Director of IBM since 1995. Chairman
 Mobil Corporation                    and Chief Executive Officer of Mobil
 3225 Gallows Road                    Corporation.
 Fairfax, VA 22037

 John B. Slaughter (62)               Director of IBM since 1988. President of
 Office of the President              Occidental College.
 Occidental College
 1600 Campus Road
 Los Angeles, CA 90041

 Alex Trotman (62)                    Director of IBM since 1994. Chairman
 Ford Motor Company                   and Chief Executive Officer of the Ford
 American Road                        Motor Company.
 Dearborn, Ml 48121-1899

 Lodewijk C. van Wachem (64)          Director of IBM since 1992. Chairman
 Royal Dutch Petroleum Company        of the supervisory board of Royal Dutch
 P.O. Box 162                         Petroleum Company.
 2501 AN The Hague
 Netherlands

 Charles M. Vest (54)                 Director of IBM since 1994. President and
 President's Office                   professor of mechanical engineering at
 Massachusetts Institute              Massachusetts Institute of Technology.
  of Technology
 Room 3-208
 77 Massachusetts Avenue
 Cambridge, MA 02139

 J. Thomas Bouchard (55)              Senior Vice President, Human Resources,
                                      IBM.

 Nicholas M. Donofrio (50)            Senior Vice President and Group Executive,
                                      IBM.

 J. Bruce Harreld (45)                Senior Vice President, Strategy, IBM.

 Paul M. Horn (50)                    Senior Vice President, Research, IBM.

 Ned C. Lautenbach (51)               Senior Vice President and Group Executive,
                                      Wordwide Sales and Services, IBM, and
                                      Chairman, IBM World Trade Corporation.

 Lawrence R. Ricciardi (55)           Senior Vice President and General Counsel,
                                      IBM.

 Robert M. Stephenson (58)            Senior Vice President and Group Executive,
                                      IBM.

 G. Richard Thoman (52)               Senior Vice President and Chief Financial
                                      Officer, IBM.

 John M. Thompson (53)                Senior Vice Pres~dent and Group Executive,
                                      IBM.

 Patrick A. Toole (58)                Senior Vice President and Group Executive,
                                      IBM.

 John R. Joyce (42)                   Vice President and Controller, IBM.

 John E. Hickey (52)                  Vice President, Assistant General Counsel
                                      and Secretary, IBM.

 Jeffrey D. Serkes (37)               Vice President and Treasurer, IBM.